UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 2) *

cbdMD, INC.
(Name of Issuer)

Common stock
(Title of Class of Securities)

12482W101
(CUSIP Number)

February 26, 2020
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 12482W101	SCHEDULE 13G/Amendment No. 1	Page 2 of 5

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). JUSTICE FAMILY OFFICE, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship of Place of Organization North Carolina
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 2,309,378 shares of common stock
	6.	Shared Voting Power 0 shares of common stock
	7.	Sole Dispositive Power 3,020,753 shares of common stock
	8.	Shared Dispositive Power 0 shares of common stock
9.	Aggregate Amount Beneficially Owned by each Reporting Person 3,020,753 shares of common stock1
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row 9 5.9%
12.	Type of Reporting Person (See Instructions) OO

Represents outstanding shares of the Issuer’s common stock over which the Reporting Person has dispositive control. See Item 4.

CUSIP No. 12482W101	SCHEDULE 13G/Amendment No. 1	Page 3 of 5

ITEM 1(a).
NAME OF ISSUER

cbdMD, Inc.

ITEM 1(b).
ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES

8845 Red Oak Boulevard
Charlotte, NC 28217

ITEM 2(a).
NAME OF PERSON FILING.

This Schedule 13G is being filed by Justice Family Office, LLC, a North Carolina limited liability company (the "Reporting Person").

ITEM 2(b).
ADDRESS OR PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE.

The address of the Reporting Person is 8712 Longview Club Drive, Waxhaw, NC 28173.

ITEM 2(c).
CITIZENSHIP.

North Carolina.

ITEM 2(d).
TITLE OF CLASS OF SECURITIES:

Common stock.

ITEM 2(e).
CUSIP No.

12481W101

ITEM 3.
IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(B), OR 13D-2(B):

Not applicable.

CUSIP No. 12482W101	SCHEDULE 13G/Amendment No. 1	Page 4 of 5

ITEM 4.
OWNERSHIP

(a)
Amount beneficially owned: 3,020,753 shares of common stock.
(b)
Percentage of class: 5.9%
(c)
Number of shares as to which the person has:
(i)
Sole power to vote or to direct the vote: 2,309,378 shares.
(ii)
Shared power to vote or to direct the vote: 0 shares.
(iii)
Sole power to dispose or to direct the disposition of: 3,020,753 shares.
(iv)
Shared power to dispose or to direct the disposition of: 0 shares.

Except as set forth in this Item 4, Shannon L. Justice, the Manager of the Reporting Person, has voting and dispositive control over securities owned of record by the Reporting Person.

Pursuant to the terms of the Agreement and Plan of Merger (the “Merger Agreement”) dated December 3, 2018 by and between the Issuer, its wholly owned subsidiaries, and Cure Based Development, LLC which closed on December 20, 2018 (the “Closing Date”), an aggregate of 8,750,000 shares of the Issuer’s common stock (the “Second Tranche Shares”) were issued to CBD Holding, LLC (“CBDH”) in April 2019 as partial consideration under the terms of the Merger Agreement. On February 26, 2020 in connection with its dissolution and liquidation and pursuant to the terms of a Distribution Agreement (the “CBDH Distribution Agreement”), CBDH distributed the Second Tranche Shares to its members on a pro rata basis. The Reporting Person was a 10.84% member of CBDH and received 948,500 shares of the Issuer’s common stock in this transaction.

Of the 3,020,753 shares of common stock held of record by the Reporting Person, the Reporting Person has the sole power to vote 2,309,378 shares. The balance of 711,375 shares are subject to the terms of a Voting Trust Agreement dated February 26, 2020 between the Issuer and the Reporting Person pursuant to which until such time as the unrestricted voting rights to these shares have vested, the voting rights to such shares are held by the independent chairman of the Audit Committee of the Issuer’s board of directors who will vote such shares on any matter brought before the Issuer’s shareholders in accordance with the recommendation of its board of directors. The voting rights to the 711,375 shares vest in equal thirds on each of December 20, 2020, June 20, 2022 and December 20, 2023.

Pursuant to the terms of the Merger Agreement, CBDH was also entitled to receive (the “Earnout Rights”) up to 15,250,000 additional shares of the Issuer’s common stock (the “Earnout Shares”) as part of the merger consideration upon the satisfaction of certain aggregate net revenue criteria within 60 months following the Closing Date, as measured at four intervals from the Closing Date of 12 calendar months (the “First Marking Period”), 24 calendar months, 42 calendar months, and 59 calendar months. Pursuant to the terms of the CBDH Distribution Agreement, CBDH distributed the Earnout Rights to its members on a pro rata basis. On February 27, 2020 in accordance with the terms of the Merger Agreement the Issuer determined that the net revenue criteria for the First Marking Period had been achieved and an aggregate of 5,127,792 Earnout Shares were to be issued (the “First Marking Period Earnout Shares”). On February 27, 2020 the Reporting Person was issued 555,853 shares of the Issuer’s common stock representing the Reporting Person’s pro rata portion of the First Marking Period Earnout Shares. The number of outstanding shares of the Issuer’s common stock beneficially owned by the Reporting Person excludes Earnout Rights to up to an additional 1,097,247 shares of the Issuer’s common stock.

ITEM 5.
OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

Not applicable.

ITEM 6.
OWNERSHIP OF MORE THAN 5 PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable.

ITEM 7.
IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable.

ITEM 8.
IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

ITEM 9.
NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

ITEM 10.
CERTIFICATIONS.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, or other than activities solely in connection with a nomination under §240.14a-11.

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SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

JUSTICE FAMILY OFFICE, LLC

Dated: February 28, 2020	By:	/s/ Shannon Justice
Shannon Justice